SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO §240.13d-2(a).

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )

S&W SEED COMPANY
(Name of Issuer)

Common Stock, Par Value $0.001
(Title of Class of Securities)

785135104
(CUSIP Number)

TIMOTHY E. LADIN
MFP INVESTORS LLC
667 MADISON AVENUE, 25TH FLOOR
NEW YORK, NEW YORK 10065
(212) 752-7345

(Name, Address and Telephone Number of Person
Authorized to Receive Notices of Communication)

May 20, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.     ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 9 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 785135104	Schedule 13D	Page 2 of 9

1	NAMES OF REPORTING PERSONS
MFP Partners, L.P.(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		1,294,000(2)
EACH REPORT-	9	SOLE DISPOSITIVE POWER
ING		0
PERSON WITH	10	SHARED DISPOSITIVE POWER
1,345,902(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,345,902(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.99%
14	TYPE OF REPORTING PERSON
PN

(1) MFP Investors LLC is the general partner of MFP Partners, L.P. (“MFP”). Michael F. Price is the managing partner of MFP and the managing member and controlling person of MFP Investors LLC.

(2) 1,294,000 shares of common stock, par value $0.001 per share (“Common Stock”), of S&W Seed Company, a Nevada corporation, are held directly by MFP.  MFP also directly holds an 8% Senior Secured Convertible Debenture Due November 30, 2017 (the “Debenture”) and a related Common Stock Purchase Warrant (the “Warrant”).  The Debenture and Warrant are convertible into and exercisable for shares of Common Stock only to the extent that upon such conversion or exercise, the Reporting Persons (as defined herein) will not own shares of Common Stock in excess of 9.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock upon conversion or exercise of the Debenture or Warrant.  Due to their respective relationships with each other, each of the Reporting Persons may be deemed to share voting and dispositive power with respect to the shares of Common Stock reported herein.  The ownership percentage set forth above is based on 13,272,493 shares of Common Stock outstanding as set forth in the Quarterly Report on Form 10-Q filed by the issuer with the Securities and Exchange Commission for the quarter ended March 31, 2015 and the issuance of 200,000 shares of Common Stock by the issuer on April 20, 2015.

CUSIP NO. 785135104	Schedule 13D	Page 3 of 9

1	NAMES OF REPORTING PERSONS
MFP Investors LLC(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		1,294,000(2)
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON WITH	10	SHARED DISPOSITIVE POWER
1,345,902(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,345,902(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.99%
14	TYPE OF REPORTING PERSON
OO

(1) MFP Investors LLC is the general partner of MFP Partners, L.P. (“MFP”). Michael F. Price is the managing partner of MFP and the managing member and controlling person of MFP Investors LLC.

(2) 1,294,000 shares of common stock, par value $0.001 per share (“Common Stock”), of S&W Seed Company, a Nevada corporation, are held directly by MFP.  MFP also directly holds an 8% Senior Secured Convertible Debenture Due November 30, 2017 (the “Debenture”) and a related Common Stock Purchase Warrant (the “Warrant”).  The Debenture and Warrant are convertible into and exercisable for shares of Common Stock only to the extent that upon such conversion or exercise, the Reporting Persons (as defined herein) will not own shares of Common Stock in excess of 9.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock upon conversion or exercise of the Debenture or Warrant.  Due to their respective relationships with each other, each of the Reporting Persons may be deemed to share voting and dispositive power with respect to the shares of Common Stock reported herein.  The ownership percentage set forth above is based on 13,272,493 shares of Common Stock outstanding as set forth in the Quarterly Report on Form 10-Q filed by the issuer with the Securities and Exchange Commission for the quarter ended March 31, 2015 and the issuance of 200,000 shares of Common Stock by the issuer on April 20, 2015.

CUSIP NO. 785135104	Schedule 13D	Page 4 of 9

1	NAMES OF REPORTING PERSONS
Michael F. Price(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		1,294,000(2)
EACH REPORT-	9	SOLE DISPOSITIVE POWER
ING		0
PERSON WITH	10	SHARED DISPOSITIVE POWER
1,345,902(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,345,902(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.99%
14	TYPE OF REPORTING PERSON
IN

(1) MFP Investors LLC is the general partner of MFP Partners, L.P. (“MFP”). Michael F. Price is the managing partner of MFP and the managing member and controlling person of MFP Investors LLC.

(2) 1,294,000 shares of common stock, par value $0.001 per share (“Common Stock”), of S&W Seed Company, a Nevada corporation, are held directly by MFP.  MFP also directly holds an 8% Senior Secured Convertible Debenture Due November 30, 2017 (the “Debenture”) and a related Common Stock Purchase Warrant (the “Warrant”).  The Debenture and Warrant are convertible into and exercisable for shares of Common Stock only to the extent that upon such conversion or exercise, the Reporting Persons (as defined herein) will not own shares of Common Stock in excess of 9.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock upon conversion or exercise of the Debenture or Warrant.  Due to their respective relationships with each other, each of the Reporting Persons may be deemed to share voting and dispositive power with respect to the shares of Common Stock reported herein.  The ownership percentage set forth above is based on 13,272,493 shares of Common Stock outstanding as set forth in the Quarterly Report on Form 10-Q filed by the issuer with the Securities and Exchange Commission for the quarter ended March 31, 2015 and the issuance of 200,000 shares of Common Stock by the issuer on April 20, 2015.

CUSIP NO. 785135104	Schedule 13D	Page of 9

Information in respect of each Reporting Person (as defined below) is given solely by such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Reporting Person.

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of S&W Seed Company, a Nevada corporation (“S&W” or the “Company”). The principal executive offices of S&W are located at 25552 South Butte Avenue, Five Points, California 93624.

Item 2. Identity and Background

(a)    This Statement is being filed on behalf of MFP Partners, L.P., a Delaware limited partnership (“MFP”), MFP Investors LLC, a Delaware limited liability company and general partner of MFP (“MFP Investors”), and Mr. Michael F. Price, managing partner of MFP and the managing member and controlling person of MFP Investors (each of the foregoing, a “Reporting Person,” and collectively, the “Reporting Persons”).  The agreement among the Reporting Persons to file this Statement jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is attached hereto as Exhibit 1.

(b)    The address of the principal business of the Reporting Persons is c/o MFP Investors LLC, 667 Madison Avenue, 25th Floor, New York, New York 10065.

(c)    The principal business of MFP is that of making investments.  MFP Investors is a registered investment advisor and serves as the general partner of MFP.  Mr. Price serves as managing partner of MFP and managing member and controlling person of MFP Investors.

(d)    During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    During the last five years, none of the Reporting Persons have been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    MFP and MFP Investors are each organized under the laws of Delaware.  Mr. Price is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

On December 31, 2014, MFP purchased 1,294,000 shares of Common Stock from the Company, pursuant to a Securities Purchase Agreement entered into on December 30, 2014 between the Company and MFP (the “Common Stock Purchase Agreement”), at a price of $3.60 per share.  On December 31, 2015, MFP also purchased from the Company, pursuant to a Securities Purchase Agreement entered into on December 30, 2014 between the Company, MFP and other accredited investors (the “Securities Purchase Agreement”), $2 million in principal amount of a $27 million 8% Senior Secured Convertible Debenture Due November 30, 2017 (the “Debenture”).  Pursuant to the Securities Purchase Agreement, MFP also acquired a related Common Stock Purchase Warrant (the “Warrant”) to purchase up to 200,000 shares of Common Stock (subject to adjustment as set forth in the Warrant).

The Debenture is subject to voluntary conversion, in whole or in part, into shares of Common Stock at a conversion price equal to $5.00, subject to adjustment as set forth in the Debenture.  The Warrant is exercisable into shares of Common Stock during the period commencing six (6) months following December 31, 2014 and ending at the close of business on the date that is the five (5) year anniversary of such commencement date at an initial exercise price of $5.00, subject to adjustment as set forth in the Warrant.  However, the Debenture and the Warrant are convertible or exercisable for shares of Common Stock only to the extent that upon such conversion or exercise, the Reporting Persons will not own shares of Common Stock in excess of 9.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock upon conversion or exercise of the Debenture or Warrant, as applicable (the “Beneficial Ownership Limitation”).  MFP may, from time to time, increase (with such increase not effective until the sixty-first (61st) day after delivery of such notice) or decrease the Beneficial Ownership Limitation by notice to the Company.

CUSIP NO. 785135104	Schedule 13D	Page 5 of 9

The foregoing references to and descriptions of the Common Stock Purchase Agreement, the Securities Purchase Agreement, the Debenture, the Warrant and the respective transactions contemplated thereby do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Common Stock Purchase Agreement, the Securities Purchase Agreement, the form of Debenture and the form of Warrant, which are attached hereto as Exhibits 2, 3, 4 and 5, respectively, and are incorporated herein by reference.

The source of funds for the acquisition of the shares of Common Stock, Debenture and Warrant purchased by MFP was working capital.

Item 4. Purpose of the Transaction

The responses set forth in Items 3 and 6 hereof are incorporated by reference in their entirety.

MFP acquired the shares of Common Stock in the ordinary course of business because of the belief that the shares of Common Stock represented an attractive investment.  The investment was not motivated by an intent to exercise control, directly or indirectly, over the management, policies or business operations of the Company.

On May 20, 2015 Alexander Matina, Vice President, Investments of MFP Investors was elected as a member of the Board of Directors of the Company.

Subject to the limitations imposed by applicable federal and state securities laws, the Reporting Persons from time to time may decide to increase or decrease their investment in the Company through purchases or sales of shares of Common Stock or other capital stock of the Company in open market or private transactions or otherwise. The timing and amount of any such increase or decrease may depend upon the price and availability of shares of the Company’s capital stock, subsequent developments affecting the Company, the Company’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, liquidity requirements of such Reporting Person, tax considerations and other factors considered relevant.

The Reporting Persons may engage in discussions with management, the Board, other stockholders of the Company and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Company.

Except as set forth herein, none of the Reporting Persons have any plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of this Statement.

Item 5. Interest in Securities of the Issuer

(a)    MFP directly owns 1,294,000 shares of Common Stock, representing approximately 9.6% of the outstanding shares of Common Stock.  Due to MFP’s ownership of the Debenture and Warrant, and by reason of the Beneficial Ownership Limitation, MFP has beneficial ownership of 9.99% of the outstanding shares of Common Stock.  The ownership percentage set forth above is based on 13,272,493 shares of Common Stock outstanding as set forth in the Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission for the quarter ended March 31, 2015 and the issuance of 200,000 shares of Common Stock by the issuer on April 20, 2015.

(b)    Due to their respective relationships with MFP and each other, each of the Reporting Persons may be deemed to share voting power with respect to the 1,294,000 shares of Common Stock reported herein, and each of the Reporting Persons may be deemed to share dispositive power with respect to 9.99% of the outstanding shares of Common Stock.

(c)    Other than the transactions described in Items 3 and 4, none of the Reporting Persons, and to the best of their respective knowledge, none of the Covered Persons has effected any transaction involving the Company’s Common Stock during the last 60 days from the date hereof.

(d)    No person (other than the Reporting Persons) has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, the Common Stock owned by the Reporting Persons.

(e)    Not applicable.

CUSIP NO. 785135104	Schedule 13D	Page 6 of 9

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses set forth in Items 3 and 4 hereof are incorporated by reference in their entirety.

Joint Filing Agreement

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons entered into an agreement on June 1, 2015, with respect to the joint filing of this Statement and any amendment or amendments hereto (the “Joint Filing Agreement”). The Joint Filing Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.

Except as referenced above or as described in Items 4 and 6 hereof, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

Item 7. Material To Be Filed as Exhibits
Exhibit 1	Joint Filing Agreement, dated as of June 1, 2015, by and among MFP Partners, L.P., MFP Investors LLC and Michael F. Price

Exhibit 2
Securities Purchase Agreement by and between S&W Seed Company and MFP Partners, L.P., dated as of December 30, 2014 (filed as Exhibit 4.1 of the Current Report on Form 8-K filed by S&W Seed Company on December 31, 2014 and incorporated herein by reference)

Exhibit 3
Securities Purchase Agreement by and between S&W Seed Company and each of the investors named therein, dated as of December 30, 2014 (filed as Exhibit 10.1 of the Current Report on Form 8-K filed by S&W Seed Company on December 31, 2014 and incorporated herein by reference)

Exhibit 4	Form of 8% Senior Secured Convertible Debenture (filed as Exhibit 10.2 of the Current Report on Form 8-K filed by S&W Seed Company on December 31, 2014 and incorporated herein by reference)

Exhibit 5	Form of Common Stock Purchase Warrant (filed as Exhibit 10.3 of the Current Report on Form 8-K filed by S&W Seed Company on December 31, 2014 and incorporated herein by reference)

CUSIP NO. 785135104	Schedule 13D	Page 8 of 9

SIGNATURE

           After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   June 1, 2015

MFP Partners, L.P.,
by its General Partner,
MFP Investors LLC

By:	/s/ Michael F. Price
Name:	Michael F. Price
Title:	Managing Partner

MFP Investors LLC

By:	/s/ Michael F. Price
Name:	Michael F. Price
Title:	Managing Member

/s/ Michael F. Price
Michael F. Price

CUSIP NO. 785135104	Schedule 13D	Page 9 of 9

INDEX OF EXHIBITS
Exhibit 1	Joint Filing Agreement, dated as of June 1, 2015, by and among MFP Partners, L.P., MFP Investors LLC and Michael F. Price

Exhibit 2
Securities Purchase Agreement by and between S&W Seed Company and MFP Partners, L.P., dated as of December 30, 2014 (filed as Exhibit 4.1 of the Current Report on Form 8-K filed by S&W Seed Company on December 31, 2014 and incorporated herein by reference)

Exhibit 3
Securities Purchase Agreement by and between S&W Seed Company and each of the investors named therein, dated as of December 30, 2014 (filed as Exhibit 10.1 of the Current Report on Form 8-K filed by S&W Seed Company on December 31, 2014 and incorporated herein by reference)

Exhibit 4	Form of 8% Senior Secured Convertible Debenture (filed as Exhibit 10.2 of the Current Report on Form 8-K filed by S&W Seed Company on December 31, 2014 and incorporated herein by reference)

Exhibit 5	Form of Common Stock Purchase Warrant (filed as Exhibit 10.3 of the Current Report on Form 8-K filed by S&W Seed Company on December 31, 2014 and incorporated herein by reference)